Earning Release

ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2016 RESULTS

Improvement in key year-over-year business parameters:
Backlog of orders at $6.9 billion; Revenues of $3.26 billion; Non-GAAP net income of $254.2 million; GAAP net income of $236.9 million;
Non-GAAP net EPS of $5.95; GAAP net EPS of $5.54

Haifa, Israel, March 22, 2017 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2016.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 5 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “Our fourth quarter results culminate a good year for Elbit Systems. In addition to the increase in revenues, our backlog continued its positive trend in 2016. Thanks to our growth and operating efficiency measures, we were able to increase our investments in R&D and marketing in order to capitalize on many of the opportunities in our markets and still produce a nice improvement in net income, year over year.

In today’s geopolitical environment we see increasing demand for our solutions in many markets, and we are pursuing increased opportunities around the world. Based on these opportunities and a growing backlog, we believe that we have the potential for further improvement and growth.”

Earning Release

Fourth quarter 2016 results:

Revenues in the fourth quarter of 2016 were $953.7 million, as compared to $886.6 million in the fourth quarter of 2015.

Non-GAAP(*) gross profit amounted to $288.5 million (30.3% of revenues) in the fourth quarter of 2016, as compared to $262.4 million (29.6% of revenues) in the fourth quarter of 2015. GAAP gross profit in the fourth quarter of 2016 was $280.8 million (29.4% of revenues), as compared to $253.3 million (28.6% of revenues) in the fourth quarter of 2015.

Research and development expenses, net, were $67.0 million (7.0% of revenues) in the fourth quarter of 2016, as compared to $69.3 million (7.8% of revenues) in the fourth quarter of 2015.

Marketing and selling expenses, net, were $88.8 million (9.3% of revenues) in the fourth quarter of 2016, as compared to $66.9 million (7.5% of revenues) in the fourth quarter of 2015.

General and administrative expenses, net, were $37.6 million (3.9% of revenues) in the fourth quarter of 2016, as compared to $39.2 million (4.4% of revenues) in the fourth quarter of 2015.

Non-GAAP(*) operating income was $97.3 million (10.2% of revenues) in the fourth quarter of 2016, as compared to $91.5 million (10.3% of revenues) in the fourth quarter of 2015. GAAP operating income in the fourth quarter of 2016 was $87.5 million (9.2% of revenues), as compared to $78.0 million (8.8% of revenues) in the fourth quarter of 2015.

Financial expenses, net, were $9.2 million in the fourth quarter of 2016, as compared to $2.3 million in the fourth quarter of 2015. Financial expenses in the fourth quarter of 2015 were relatively low mainly due to gains from exchange rate differences.

Taxes on income were $9.8 million in the fourth quarter of 2016, as compared to $15.4 million in the fourth quarter of 2015. Taxes in the fourth quarter of 2016 were somewhat lower mainly due to settlements of tax audits for prior years.

Equity in net losses of affiliated companies and partnerships was $0.6 million (0.1% of revenues) in the fourth quarter of 2016, as compared to net earnings of $3.3 million (0.4% of revenues) in the fourth quarter of 2015.

Net income attributable to non-controlling interests was $0.7 million in the fourth quarter of 2016, as compared to $0.8 million in the fourth quarter of 2015.

Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2016 was $77.7 million (8.2% of revenues), as compared to $74.2 million (8.4% of revenues) in the fourth quarter of 2015. GAAP net income attributable to the Company's shareholders in the fourth quarter of 2016 was $67.1 million (7.0% of revenues), as compared to $63.0 million (7.1% of revenues) in the fourth quarter of 2015.

Non GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.82 for the fourth quarter of 2016, as compared to $1.74 for the fourth quarter of 2015. GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2016 were $1.57, as compared to $1.47 in the fourth quarter of 2015.

* see page 5

Earning Release

Full year 2016 results:

Revenues for the year ended December 31, 2016 were $3,260.2 million, as compared to $3,107.6 million in the year ended December 31, 2015. The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operations. The increase in the C4ISR systems area of operations was primarily due to an increase in sales of command and control systems and radio systems in Europe, Asia-Pacific and in Israel. Revenues from land systems decreased due to a decline in sales of tank fire control systems to Asia-Pacific.

On a geographic basis, the decrease in Latin America was mainly a result of lower sales of command and control systems for homeland security applications.

Cost of revenues for the year ended December 31, 2016 was $2,300.6 million (70.6% of revenues), as compared to $2,210.5 million (71.1% of revenues) in the year ended December 31, 2015.

Non-GAAP(*) gross profit for the year ended December 31, 2016 was $990.8 million (30.4% of revenues), as compared to $927.0 million (29.8% of revenues) in the year ended December 31, 2015. GAAP gross profit in 2016 was $959.6 million (29.4% of revenues), as compared to $897.1 million (28.9% of revenues) in 2015.

Research and development expenses, net, for the year ended December 31, 2016 were $255.8 million (7.8% of revenues), as compared to $243.4 million (7.8% of revenues) in the year ended December 31, 2015.

Marketing and selling expenses, net, for the year ended December 31, 2016 were $271.0 million (8.3% of revenues), as compared to $239.4 million (7.7% of revenues) in the year ended December 31, 2015. The increase in marketing and selling expenses in 2016 was mainly related to the mix of countries and types of marketing activities for projects in which we invested our marketing efforts.

General and administrative expenses, net, for the year ended December 31, 2016 were $151.4 million (4.6% of revenues), as compared to $145.7 million (4.7% of revenues) in the year ended December 31, 2015.

Other operating income, net, for the year ended December 31, 2016 amounted to $17.6 million. This was the result of net gains related to valuation of shares in two of our Israeli subsidiaries in the energy and automotive areas, due to third party investments.

Non-GAAP(*) operating income for the year ended December 31, 2016 was $322.6 million (9.9% of revenues), as compared to $316.7 million (10.2% of revenues) in the year ended December 31, 2015. GAAP operating income in 2016 was $299.0 million (9.2% of revenues), as compared to $268.6 million (8.6% of revenues) in 2015. The main reason for the improvement of the operating income in 2016 was the increase in the gross profit as compared to 2015.

Other income, net for the year ended December 31, 2016 amounted to $4 million. This was due to a capital gain related to the sale of real estate acquired in prior years.

Financial expenses, net, for the year ended December 31, 2016 were $23.7 million, as compared to $20.2 million in the year ended December 31, 2015. Financial expenses in 2015 were relatively low mainly due to gains from exchange rate differences.

* see page 5

Earning Release

Taxes on income for the year ended December 31, 2016 were $45.6 million (effective tax rate of 16.3%), as compared to $46.2 million (effective tax rate of 18.6%) in the year ended December 31, 2015. The effective tax rate was affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and the settlement in 2016 of tax audits for prior years.

Equity in net earnings of affiliated companies and partnerships for the year ended December 31, 2016 was $5.2 million (0.2% of revenues), as compared to $4.5 million (0.1% of revenues) in the year ended December 31, 2015.

Net income attributable to non-controlling interests for the year ended December 31, 2016 was $1.9 million, as compared to $4.4 million in the year ended December 31, 2015.

Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2016 was $254.2 million (7.8% of revenues), as compared to $242.4 million (7.8% of revenues) in the year ended December 31, 2015. GAAP net income attributable to the Company's shareholders in the year ended December 31, 2016 was $236.9 million (7.3% of revenues), as compared to $202.5 million (6.5% of revenues) in the year ended December 31, 2015.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2016 were $5.95, as compared to $5.67 for the year ended December 31, 2015. GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2016 were $5.54, as compared to $4.74 in the year ended December 31, 2015.

Backlog of orders for the year ended December 31, 2016 totaled $6,909 million, as compared to $6,564 million as of December 31, 2015. Approximately 68% of the current backlog is attributable to orders from outside Israel. Approximately 69% of the current backlog is scheduled to be performed during 2017 and 2018.

Operating cash flow for the year ended December 31, 2016 was $208.0 million, as compared to $434.8 million in the year ended December 31, 2015. The higher level of operating cash flow in 2015 was mainly a result of higher collection of receipts and advances received from customers.

* see page 5

Earning Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months ended December 31,		Year ended December 31,
	2016	2015	2016	2015

GAAP gross profit	$280.8	$253.3	$959.6	$897.1
Adjustments:
Amortization of purchased intangible assets	7.7	9.1	31.2	29.9
Non-GAAP gross profit	$288.5	$262.4	$990.8	$927.0
Percent of revenues	30.3%	29.6%	30.4%	29.8%

GAAP operating income	$87.5	$78.0	$299.0	$268.6
Adjustments:
Amortization of purchased intangible assets	9.8	13.5	41.2	48.1
Gain from changes in holdings	—	—	(17.6)	—
Non-GAAP operating income	$97.3	$91.5	$322.6	$316.7
Percent of revenues	10.2%	10.3%	9.9%	10.2%

GAAP net income attributable to Elbit Systems’ shareholders	$67.1	$63.0	$236.9	$202.5
Adjustments:
Amortization of purchased intangible assets	9.8	13.5	41.2	48.1
Capital gain	—	—	(3.9)	—
Impairment of investments	2.5	—	2.5	—
Gain from changes in holdings, net	—	—	(16.4)	—
Related tax benefits	(1.7)	(2.3)	(6.1)	(8.2)
Non-GAAP net income attributable to Elbit Systems' shareholders	$77.7	$74.2	$254.2	$242.4
Percent of revenues	8.2%	8.4%	7.8%	7.8%

GAAP diluted net EPS	$1.57	$1.47	$5.54	$4.74
Adjustments, net	0.25	0.27	0.41	0.93
Non-GAAP diluted net EPS	$1.82	$1.74	$5.95	$5.67

Earning Release

Recent Events:

On November 22, 2016, the Company announced that Item 3 (Approval of Amended Compensation Policy for the Company’s Executive Officers and Directors) (“Item 3”) on the agenda of the Company’s Annual General Meeting scheduled to be held on Wednesday, November 23, 2016 (the “Meeting”), as specified in the Company’s Proxy Statement of October 19, 2016 (the “Proxy Statement”) - was withdrawn in order to allow the Company additional time to consider certain comments received from shareholders or on their behalf with respect to said Item 3 on the Meeting agenda.

On November 23, 2016, the Company announced that its U.S. subsidiary, Elbit Systems of America, LLC was awarded an Indefinite Delivery/Indefinite Quantity (“ID/IQ”) contract for the production of mortar weapon systems. The contract, with a maximum value of up to approximately $103 million, will be performed over a five-year period. An initial purchase order, in an amount that is not material to the Company, was awarded.

On January 3, 2017, the Company announced that it was awarded two contracts from Rafael Advanced Defense Systems Ltd. for the supply of airborne laser designators, in a total value of approximately $35 million. The contracts will be performed over a three-year period, and systems will be supplied by Rafael to two countries in the Asia-Pacific region.

On January 8, 2017 the Company announced that a Brazilian subsidiary, Ares Aeroespacial e Defesa S.A. ("Ares"), was awarded a framework contract, in a total value of approximately $100 million, to supply 12.7/7.62 mm Remote Controlled Weapon Stations (“RCWS”) to the Brazilian Army. The contract includes associated equipment and services. The RCWS, named REMAX, will be supplied over a five-year period. An initial production order, valued at approximately $7.5 million, was received.

On January 12, 2017, the Company announced that Midroog Ltd., an Israeli rating agency ("Midroog"), reaffirmed Midroog's "Aa1" rating (on a local scale), with a stable outlook, of the Series "A" Notes issued by the Company in 2010 and in 2012.

On January 17, 2017, the Company announced that it was awarded a contract to supply multi spectral BrightNite systems to an air force in a NATO country. The contract, in an amount of approximately $17 million, will be performed over a thirty-month period.

On February 6, 2017, the Company announced that its subsidiary Cyberbit Ltd. (“Cyberbit”), was awarded a contract from Ni Cybersecurity Inc., the Japanese cybersecurity service provider, to launch a unique cybersecurity training and simulation center in Tokyo powered by the Cyberbit Range platform.

On February 8, 2017, the Company announced that it was awarded an approximately $110 million contract from an Asia-Pacific country for the upgrade and maintenance of dozens of Mi-17 helicopters. The project will be performed over a five-year period.

On February 9, 2017, the Company announced that its subsidiary, Cyberbit was awarded a contract from the enterprise software provider Infor (US), Inc. for the supply of Cyberbit’s Endpoint Detection and Response security platform to be used to support Infor’s internal cyber protection. The contract is in an amount that is not material to Elbit Systems.

On February 16, 2017, the Company announced that its subsidiary, Elbit Systems of America LLC. was awarded a ID/IQ contract to provide and field mortar fire control systems for the U.S. Army. The contract was awarded by the U.S. Army Contracting Command, Picatinny Arsenal, New Jersey. If fully ordered, the maximum value of the contract is $102 million to be performed over a five-year period.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the fourth quarter of 2016. The dividend’s record date is March 31, 2017. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on April 6, 2017, net of taxes, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, March 22, 2017 at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
Canada Dial-in Number: 1 866 485 2399
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 877 456 0009 (US and Canada) or +972 3 925 5929 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, electronic warfare suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of December 31,
	2016	2015
	Audited
Assets
Current assets:
Cash and cash equivalents	$222,810	$299,322
Short-term bank deposits	8,882	20,266
Available-for-sale marketable securities	13,370	12,836
Trade and unbilled receivables, net	1,232,591	941,913
Other receivables and prepaid expenses	135,315	171,359
Inventories, net of customers advances	840,266	837,111
Total current assets	2,453,234	2,282,807

Investments in affiliated companies, partnerships and other companies	180,962	129,758
Long-term trade and unbilled receivables	189,688	152,463
Long-term bank deposits and other receivables	15,917	15,765
Deferred income taxes, net	47,303	52,619
Severance pay fund	264,253	270,151
	698,123	620,756

Property, plant and equipment, net	474,109	449,759
Goodwill and other intangible assets, net	726,398	770,276
Total assets	$4,351,864	$4,123,598

Liabilities and Equity
Short-term bank credit and loans	$5,027	$—
Current maturities of long-term loans and Series A Notes	228,956	113,359
Trade payables	514,106	347,366
Other payables and accrued expenses	830,516	739,867
Customer advances in excess of costs incurred on contracts in progress	347,393	437,202
	1,925,998	1,637,794

Long-term loans, net of current maturities	475	165,971
Series A Notes, net of current maturities	171,066	226,758
Employee benefit liabilities	376,115	381,641
Deferred income taxes and tax liabilities, net	58,298	44,738
Customer advances in excess of costs incurred on contracts in progress	174,529	167,601
Other long-term liabilities	78,142	99,668
	858,625	1,086,377

Elbit Systems Ltd.'s equity	1,559,840	1,391,374
Non-controlling interests	7,401	8,053
Total equity	1,567,241	1,399,427
Total liabilities and equity	$4,351,864	$4,123,598

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year Ended December 31,		Three Months Ended December 31,
	2016	2015	2016	2015
	Audited		Unaudited
Revenues	$3,260,219	$3,107,581	$953,722	$886,580
Cost of revenues	2,300,636	2,210,528	672,888	633,256
Gross profit	959,583	897,053	280,834	253,324

Operating expenses:
Research and development, net	255,792	243,416	66,978	69,295
Marketing and selling, net	271,037	239,366	88,786	66,862
General and administrative, net	151,353	145,693	37,599	39,185
Other operating income, net	(17,575)	—	—	—
Total operating expenses	660,607	628,475	193,363	175,342

Operating income	298,976	268,578	87,471	77,982

Financial expenses, net	(23,742)	(20,240)	(9,246)	(2,325)
Other income, net	3,967	216	25	146
Income before income taxes	279,201	248,554	78,250	75,803
Taxes on income	(45,617)	(46,235)	(9,805)	(15,353)
	233,584	202,319	68,445	60,450
Equity in net earnings (losses) of affiliated companies and partnerships	5,224	4,542	(631)	3,343
Net income	$238,808	$206,861	$67,814	$63,793

Less: net income attributable to non-controlling interests	(1,899)	(4,352)	(702)	(810)
Net income attributable to Elbit Systems Ltd.'s shareholders	$236,909	$202,509	$67,112	$62,983

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$5.54	$4.74	$1.57	$1.47
Diluted net earnings per share	$5.54	$4.74	$1.57	$1.47

Weighted average number of shares used in computation of
Basic earnings per share (in thousands)	42,742	42,711	42,746	42,727
Diluted earnings per share (in thousands)	42,752	42,733	42,755	42,745

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2016	2015
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$238,808	$206,861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122,888	122,354
Write-off impairment on marketable securities	86	—
Stock-based compensation	70	139
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	(92)
Deferred income taxes and reserve, net	2,683	15,928
Loss (gain) on sale of property, plant and equipment	(3,347)	1,742
Loss (gain) on sale of investment and deconsolidation of subsidiary	(16,734)	33
Equity in net loss (gain) of affiliated companies and partnerships, net of dividend received(*)	(1,728)	19,999
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables and prepaid expenses	(297,439)	31,860
Decrease (increase) in inventories, net	(8,040)	39,801
Increase (decrease) in trade payables and other payables and accrued expenses	253,413	(74,280)
Severance, pension and termination indemnities, net	315	(799)
Increase (decrease) in advances received from customers	(82,881)	71,282
Net cash provided by operating activities	208,002	434,828
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(124,221)	(99,175)
Acquisition of subsidiaries and business operations	—	(141,436)
Investments in affiliated companies and other companies	(19,277)	(23,852)
Deconsolidation of subsidiary	(1,538)	—
Proceeds from sale of property, plant and equipment	15,745	11,563
Investment in long-term deposits	(417)	(396)
Proceeds from sale of long-term deposits	894	721
Investment in short-term deposits and available-for-sale marketable securities	(25,622)	(57,175)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	36,619	128,187
Net cash used in investing activities	(117,817)	(181,563)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	505	1,616
Repayment of long-term loans	(48,250)	(226,635)
Proceeds from long-term loans	—	196,550
Repayment of Series A Notes and convertible debentures	(55,532)	(55,532)
Dividends paid (**)	(68,447)	(69,792)
Change in short-term bank credit and loans, net	5,027	(557)
Net cash used in financing activities	(166,697)	(154,350)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(76,512)	98,915
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$299,322	$200,407
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$222,810	$299,322

* Dividend received from affiliated companies and partnerships	$3,496	$24,541

** Dividends paid in 2015 included approximately $ 8,222 dividends paid by a subsidiary to non-controlling interests.

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2016		2015		2016		2015
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	$1,242.3	38.1	$1,225.7	39.4	$342.3	35.9	$337.3	38.0
C4ISR systems	1,220.9	37.4	995.2	32.0	329.6	34.6	320.8	36.2
Land systems	408.0	12.5	558.7	18.0	150.0	15.7	121.0	13.6
Electro-optic systems	276.0	8.5	231.9	7.5	94.8	9.9	81.2	9.2
Other (mainly non-defense engineering and production services)	113.0	3.5	96.1	3.1	37.0	3.9	26.3	3.0
Total	$3,260.2	100.0	$3,107.6	100.0	$953.7	100.0	$886.6	100.0

Consolidated Revenues by Geographical Regions:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2016		2015		2016		2015
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	$709.5	21.8	$616.6	19.8	$202.8	21.3	$178.3	20.1
North America	825.7	25.3	838.9	27.0	229.7	24.1	219.9	24.8
Europe	640.8	19.7	497.6	16.0	218.4	22.9	184.4	20.8
Asia-Pacific	801.6	24.6	800.3	25.8	206.5	21.6	193.5	21.8
Latin America	212.8	6.5	325.4	10.5	61.4	6.4	103.1	11.7
Other countries	69.8	2.1	28.8	0.9	34.9	3.7	7.4	0.8
Total	$3,260.2	100.0	$3,107.6	100.0	$953.7	100.0	$886.6	100.0